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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         ICF KAISER INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    449244102
                                 (CUSIP Number)

                              Rodd M. Baxter, Esq.
                         SG Cowen Securities Corporation
                                Financial Square
                          New York, New York 10005-3597
                                 (212) 495-5618
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 1, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



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                                  SCHEDULE 13D

CUSIP No.  449244102

   1.      NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SG Cowen Securities Corporation
           13-1976032

   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

           (a)  [ ]
           (b)  [ ]

   3.      SEC USE ONLY

   4.      SOURCE OF FUNDS (See Instructions)

           00

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

           [ ]

   6.      CITIZENSHIP OR PLACE OF ORGANIZATION

           State of New York

                     7.   SOLE VOTING POWER

                          90,000

NUMBER OF SHARES     8.   SHARED VOTING POWER
  BENEFICIALLY
 OWNED BY EACH            1,224,565
   REPORTING
  PERSON WITH        9.   SOLE DISPOSITIVE POWER

                          90,000

                    10.   SHARED DISPOSITIVE POWER

                          1,650,265

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

        1,740,265

  12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

        [ ]

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.22%

  14.   TYPE OF REPORTING PERSON (See Instructions)

        BD, IA, CO



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         Item 1. Security and Issuer.
                 -------------------

         This statement containing the information required by Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares"), of ICF Kaiser International, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), which has its principal executive offices at 9300 Lee Highway, Fairfax, Virginia 22031.

         Item 2. Identity and Background.
                 -----------------------

         This Statement is being filed by SG Cowen Securities Corporation, a New York corporation ("SG Cowen").

         SG Cowen's principal business address is Financial Square, New York, New York 10005. SG Cowen serves as the U.S. investment banking and securities underwriting, dealing and brokerage arm of Societe Generale, a banking corporation organized under the laws of France ("SG"), and provides full-service execution, clearing, deal structuring and administrative services for Societe Generale's customer base, which is widely distributed across Europe and the United States. SG Cowen is involved in a broad range of financial services, including corporate underwriting and strategic advisory services, institutional sales and trading coverage, industry research and asset management.

         Mr. Joseph M. Cohen is a director and the Chairman of the Board of SG Cowen. The principal occupation of Mr. Cohen is to serve as the Chairman of the Board of SG Cowen. Mr. Cohen is a citizen of the United States. The principal business address of Mr. Cohen is Financial Square, New York, New York 10005.

         Mr. Curtis Welling is the Chief Executive Officer and President and a director of SG Cowen. The principal occupation of Mr. Welling is to serve as the Chief Executive Officer and President of SG Cowen. Mr. Welling is a citizen of the United States. The principal business address of Mr. Welling is 1221 Avenue of the Americas, New York, New York 10020.

         Mr. James Kelly is the Chief Operating Officer of SG Cowen. The principal occupation of Mr. Kelly is to serve as the Chief Operating Officer of SG Cowen. Mr. Kelly is a citizen of the United States. The principal business address of Mr. Welling is 1221 Avenue of the Americas, New York, New York 10020.

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         Mr. Ray Moran is the Senior Managing Director of SG Cowen. The
principal occupation of Mr. Moran is to serve as the Senior Managing Director of SG Cowen. Mr. Moran is a citizen of the United States. The principal business address of Mr. Moran is Financial Square, New York, New York 10005.

         Mr. James M. Walsh is a director of SG Cowen. The principal occupation of Mr. Walsh is to serve as the Head of the Private Client and Industry Services Group of SG Cowen. Mr. Walsh is a citizen of the United States. The principal business address of Mr. Walsh is 1221 Avenue of the Americas, New York, New York 10020.

         Mr. Jacques Bouhet is a director of SG Cowen. The principal occupation of Mr. Bouhet is to serve as the Deputy Chief Executive Officer, International & Finance Division and a member of the Management Committee of SG. Mr. Bouhet is a citizen of France and his principal business address is Societe Generale, Tour Societe Generale, 17 Cours Valmy, 92972 Paris - La Defense, France.

         Mr. Jean-Benard Guillebert is a director of SG Cowen. The principal occupation of Mr. Guillebert is to serve as the Counselor to the President of SG. Mr. Guillebert is a citizen of France and his principal business address is Societe Generale, Tour Societe Generale, 17 Cours Valmy, 92972 Paris - La Defense, France.

         Mr. Jean Huet is a director of SG Cowen. The principal occupation of Mr. Huet is to serve as the Chief Executive Officer of SG Americas and a member of the Management Committee SG. Mr. Huet is a citizen of France and his principal business address is 1221 Avenue of the Americas, New York, New York 10020.

         Mr. Alain Joyet is a director of SG Cowen. The principal occupation of Mr. Joyet is to serve as President of SG (Canada) Montreal. Mr. Joyet is a citizen of France and his principal business address is Societe Generale, Tour Societe Generale, 17 Cours Valmy, 92972 Paris - La Defense, France.

         Mr. Gerald Lacaze is a director of SG Cowen. The principal occupation of Mr. Lacaze is to serve as a Deputy Director SG. Mr. Lacaze is a citizen of France and his principal business address is Societe Generale, Tour Societe Generale, 17 Cours Valmy, 92972 Paris - La Defense, France.

         Mr. Robert Le Roux is a director of SG Cowen. The principal occupation of Mr. Le Roux is to serve as a Director of SG. Mr. Le Roux is a citizen of France and his

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principal business address is Societe Generale, Tour Societe Generale,
17 Cours Valmy, 92972 Paris - La Defense, France.

         Mr. Jean-Paul Oudet is a director of SG Cowen. The principal occupation of Mr. Oudet is to serve as a Director of SG and a member of the Management Committee of SG. Mr. Oudet is a citizen of France and his principal business address is Societe Generale, Tour Societe Generale, 17 Cours Valmy, 92972 Paris
- La Defense, France.

         Mr. Yves Tuloup is a director of SG Cowen. The principal occupation of Mr. Tuloup is to serve as the Chief Executive Officer of the International & Finance Division of SG and a member of the Management Committee of SG. Mr. Tuloup is a citizen of France and his principal business address is Societe Generale, Tour Societe Generale, 17 Cours Valmy, 92972 Paris - La Defense, France.

         None of SG Cowen and Messrs. Cohen, Welling, Kelly, Moran, Walsh, Bouhet, Guillebert, Huet, Joyet, Lacaze, Le Roux, Oudet and Tuloup (collectively, the "SG Directors and Officers") has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3. Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

         The aggregate cost of the Shares beneficially owned by SG Cowen was approximately $6,432,383. These Shares were acquired using available funds held in SG Cowen's clients' discretionary brokerage accounts or investment management accounts over which SG Cowen exercises discretionary authority. Some of these accounts are margin accounts maintained with SG Cowen which extends margin credit to its clients as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations and SG Cowen's credit policies. However, to the best knowledge of SG Cowen, none of its margin account clients incurred any borrowing in connection with the acquisition of the Shares.

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         Item 4. Purpose of Transaction.
                 ----------------------

         On July 1, 1998, pursuant to an Acquisition Agreement, dated as of February 22, 1998, by and among Cowen & Company ("Cowen") and Cowen Incorporated, the general partner of Cowen & Company ("Cowen Inc."), and SG, SG purchased certain assets and assumed certain liabilities of Cowen and Cowen Inc. (the "Acquisition"). Under the terms of the Acquisition, the business of Cowen and Cowen Inc. was transferred to Societe Generale Securities Corporation ("SGSC"), a subsidiary of SG, and SGSC was renamed SG Cowen Securities Corporation ("SG Cowen").

         In connection with the Acquisition, SG Cowen acquired the Shares from Cowen, which previously acquired the Shares for the purpose of making an investment in the Company. SG Cowen from time to time may acquire additional Shares through open market or privately negotiated transactions depending on existing market conditions and other considerations discussed below. SG Cowen intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of the Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to SG Cowen and its clients, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Company.

         On March 13, 1998, Cowen, Cowen Inc., Mr. Joseph M. Cohen and Jarrod M. Cohen (collectively, the "Cohen Parties"), entered into a letter agreement (the "Letter Agreement") with the Company. Pursuant to the Letter Agreement, at the written request of Jarrod M. Cohen at any time between July 1, 1998 and December 31, 1998, the Company's Board of Directors will take all steps necessary to create, and elect Jarrod M. Cohen to fill, a vacancy in the class of 2000 on the ICF Board. Mr. Jarrod M. Cohen is a Managing Director of SG Cowen.

         Under the Letter Agreement, the Cohen Parties agreed not to consent to be a nominee for election to the Company's Board, and to vote in favor of the nominees proposed by the Company's Board, at the 1998 annual meeting of the Company's shareholders. The Cohen Parties also agreed not to take any of the following actions until December 31, 1998 and as long as Mr. Jarrod M. Cohen or any designee of the Cohen Parties remains a member of the Company's Board: (i) subject any of the Company's voting securities to a voting trust or voting agreement, (ii)


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solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act")), in opposition to any recommendation of the Board of Directors of the Company, (iii) join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of voting securities of the Company, or otherwise become a "person" within the meaning of Section 13(d)(3) of the Exchange Act (in each case other than solely with another Cohen Party), (iv) become, alone or in conjunction with others, an "Acquiring Person", as defined in the Company's Shareholder Rights Plan as adopted on January 13, 1992, or (v) dispose of any voting securities of the Company to any person who, to the knowledge of the Cohen Parties, as a result of acquiring such voting securities would become an "Acquiring Person". Each of the Cohen Parties also agreed to be present, in person or by proxy, at all meetings of the shareholders of the Company with respect to which the Cohen Parties receive notice so that all voting securities owned by any of them may be counted for the purpose of determining the presence of a quorum at such meetings.

         On July 1, 1998, at the request of Mr. Jarrod M. Cohen pursuant to the Letter Agreement, Mr. Jarrod M. Cohen was elected a member of the Company's Board to fill the vacancy resulted from the resignation of a director of the Company. Mr. Jarrod Cohen will serve as a director of the Company until the 2000 annual meeting of the Company's shareholders or until his successors is duly elected.

         Except as set forth herein, none of SG Cowen (as successors to the business of Cowen and Cowen Inc.) and SG Cowen Directors and Officers has any plans or proposal which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h)


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a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (i) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) As of the date hereof, the aggregate number and percentage of outstanding Shares beneficially owned by SG Cowen, including the number of Shares as to which it has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth as follows:

                                                         Percentage of
                                                          Outstanding
                                    Number of Shares        Shares
                                    ----------------     -------------

Beneficially owned (aggregate):        1,740,265             7.22%
With sole power to vote:                  90,000             0.37%
With shared power to vote:             1,224,565             5.08%
With sole power to dispose:               90,000             0.37%
With shared power to dispose:          1,650,265             6.84%

         SG Cowen shares voting and dispositive power as to 1,224,565 and 1,650,265 Shares, respectively, with certain clients of SG Cowen. In the regular course of its business, SG Cowen manages securities held in the discretionary brokerage accounts and the investment management accounts of its clients. None of these clients individually owns beneficially more than five percent of the outstanding Shares.

         As of June 30, 1998, the number of Shares outstanding, as reported by the Company, was 24,119,802. The number of Shares beneficially owned by SG Cowen represent 7.22% of the outstanding Shares.

         Other than Mr. Joseph Cohen, none of the SG Cowen Directors and Officers has any beneficial ownership in any Shares. Mr. Joseph Cohen in his individual capacity owns 176,000 Shares, which represent 0.73% of the outstanding Shares.


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         (c) Within the sixty (60) days prior to July 15, 1998, SG Cowen effected on behalf of itself and its clients with market makers in the Shares the following sale of the Shares for its clients' discretionary or investment management accounts:

           Sale Date          Number of Shares         Per Share Price
           ---------          ----------------         ---------------

           05/07/98                5,000                    $2.83

         During such sixty-day period, SG Cowen did not effect any purchase of the Shares, either on behalf of itself or on behalf of its clients.

         (d) Clients of SG Cowen having Shares held in their discretionary brokerage or investment management accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares. None of such clients have any interest relating to more than five percent of the Shares.

         (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer.
         --------------------------------------------------------

         None.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

         Letter Agreement, dated March 13, 1998, among the Company, Cowen, Cowen Inc., Joseph M. Cohen and Jarrod M. Cohen, attached hereto as Exhibit A.


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         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this
Schedule 13 is true, complete and correct.

Date:  July 15, 1998


                                      SG COWEN SECURITIES CORPORATION


                                      By: /s/ David Sarns
                                          ----------------------------
                                          David Sarns
                                          Chief Administrative Officer